Brian J. Lane Direct: +1 202.887.3646 Fax: +1 202.530.9589 BLane@gibsondunn.com Client: 39267-00038

June 18, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 6010

Washington, D.C. 20549

Re:	Horace Mann Educators Corporation Form 10-K for Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 001-10890

Dear Mr. Rosenberg:

On behalf of Horace Mann Educators Corporation (the “Company”), we transmit herein the Company’s responses to the comments in your letter dated June 4, 2013. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related response.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Results of Operations

Interest Credited to Policyholders, page F-26

1.	You state that “due to limitations on the Company’s ability to further lower interest crediting rates, coupled with the expectation for continued low reinvestment interest rates, management anticipates fixed annuity spread compression in future periods.” Please provide us proposed disclosure to be included in future filings that quantifies the expected effects of these known trends and uncertainties on your future financial position, results of operations and cash flows. To the extent that information about future cash flows that you expect to reinvest at lower rates due to potential maturities or calls of your investments is necessary to understand these effects, please include information, such as the amount of maturing or callable investments and their weighted average yields in your proposed disclosure.

RESPONSE:

In the next Quarterly Report on Form 10-Q, the Company will provide additional disclosure (see bolded additional disclosure) related to Interest Credited to Policyholders. A portion of

Mr. Jim B. Rosenberg

June 18, 2013

the disclosure being added to this location, which has also been italicized, was included in the “Market Value Risk” section of the Company’s December 31, 2012 Management’s Discussion and Analysis. The Company also discussed the sensitivity of deferred policy acquisition cost amortization in the “Critical Accounting Policies” section of the Company’s December 31, 2012 Management’s Discussion and Analysis, which is also incorporated in the future filings disclosure below.

Interest Credited to Policyholders

	Year Ended December 31,		Change From Prior Year		Year Ended December
					31,
	2012	2011	Percent	Amount	2010

Annuity	$121.4	$113.6	6.9%	$7.8	$106.3
Life	42.2	41.3	2.2%	0.9	40.4

Total	$163.6	$154.9	5.6%	$8.7	$146.7

Compared to 2011, the current year increase in annuity segment interest credited reflected a 10.6% increase in average accumulated fixed deposits, partially offset by a 15 basis point decline in the average annual interest rate credited to 3.86%. Compared to 2010, the 2011 increase in annuity segment interest credited reflected a 10.7% increase in average accumulated fixed deposits, partially offset by a 15 basis point decline in the average annual interest rate credited to 4.01%. Life insurance interest credited increased slightly in both 2012 and 2011 as a result of the growth in interest-sensitive life insurance reserves.

The net interest spread on fixed annuity account value on deposit measures the difference between the rate of income earned on the underlying invested assets and the rate of interest which policyholders are credited on their account values. The net interest spreads for the years ended December 31, 2012, 2011 and 2010 were 211 basis points, 202 basis points and 196 basis points, respectively. The net interest spread increases in 2012 and 2011 primarily reflected crediting rate decreases, supplemented by favorable investment yields resulting from the Company’s investment portfolio management.

As of December 31, 2012, fixed annuity account values totaled $3.4 billion, including $3.1 billion of deferred annuities. As shown in the table below, for approximately 85%, or $2.6 billion of the deferred annuity account values, the credited interest rate was equal to the minimum guaranteed rate. Due to limitations on the Company’s ability to further lower interest crediting rates, coupled with the expectation for continued low reinvestment interest rates, management anticipates fixed annuity spread compression in future periods. The majority of assets backing the net interest spread on fixed annuity business is invested in fixed-income securities. The Company actively manages its interest rate risk

Mr. Jim B. Rosenberg

June 18, 2013

exposure, considering a variety of factors, including earned interest rates, credited interest rates and the relationship between the expected duration of assets and liabilities. Management estimates that approximately $400 million of the December 31, 2012 portfolio and related investable cash flows will be reinvested in 2013. As interest rates remain at low levels, borrowers may prepay or redeem the securities with greater frequency in order to borrow at lower market rates, which could increase investable cash flows and exacerbate the reinvestment risk. As a general guideline, for a 100 basis point decline in the average reinvestment rates and based on the Company’s existing policies and investment portfolio as of December 31, 2012, the impact from investing in that lower interest rate environment could further reduce annuity segment net investment income by approximately $1.9 million and $5.7 million in 2013 and 2014, respectively, further reducing the net interest spread by approximately 5 basis points and 14 basis points, respectively. The Company also could consider potential changes in rates credited to policyholders, tempered by any restrictions on the ability to adjust policyholder rates due to guaranteed crediting rates.

The expectation for future net interest spreads is also an important component in the amortization of annuity deferred policy acquisition costs. In terms of the sensitivity of this amortization to the net interest spread, based on capitalized annuity policy acquisition costs as of December 31, 2012 and assuming all other assumptions are met, a 10 basis point deviation in the annual targeted interest rate spread assumption would impact amortization between $0.15 million and $0.25 million. This result may change depending on the magnitude and direction of any actual deviations but represents a range of reasonably likely experience for the noted assumption.

Additional information regarding the interest crediting rates and balances equal to the minimum guaranteed rate for deferred annuity account values as of December 31, 2012 is shown below.

			Deferred Annuities at
	Total Deferred Annuities		Minimum Guaranteed Rate
	Percent	Accumulated	Percent	Accumulated
	of Total	Value	of Total	Value
Minimum guaranteed interest rates:
Less than 2%	14.0%	$ 433.8	3.1%	$ 82.0
Equal to 2% but less than 3%	9.5	296.4	6.9	181.8
Equal to 3% but less than 4%	16.7	518.1	19.2	503.4
Equal to 4% but less than 5%	57.9	1,802.3	68.5	1,802.3
5% or higher	1.9	60.0	2.3	60.0
Total	100.0%	$3,110.6	100.0%	$2,629.5

Mr. Jim B. Rosenberg

June 18, 2013

The Company will continue to be proactive in executing strategies to mitigate the negative impact on profitability of a sustained low interest rate environment. However, the success of these strategies may be affected by the factors discussed in “Item 1A. Risk Factors” and other factors discussed herein.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8-Statutory Information and Restrictions, page F-91

2.	You disclose that at December 31, 2012 minimum statutory-basis capital and surplus was $117.7 million and restricted net assets were $18.6 million. Please explain to us the relationship between these amounts, in particular, why restricted net assets as defined in rule 4-08(e) of Regulation S-X is lower than minimum statutory-basis capital and surplus.

RESPONSE:

The December 31, 2012 minimum statutory-basis capital and surplus represented the total estimated authorized control level risk-based capital for all of HMEC’s insurance subsidiaries combined. The authorized control level risk-based capital represents the minimum level of statutory-basis capital and surplus necessary before the insurance commissioner in the state of domicile is authorized to take whatever regulatory actions considered necessary to protect the best interests of the policyholders and creditors of the insurer. In addition, the combined fair value of securities on deposit with governmental agencies for the insurance subsidiaries as required by law in various states in which the insurance subsidiaries of HMEC conduct business represent restricted net assets.

*           *         *       *         *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the responses above, the Company respectfully proposes to make the specified revisions and additional disclosures prospectively in future filings. If you have any questions do not hesitate to call me at (202) 887-3646.

Mr. Jim B. Rosenberg

June 18, 2013

Sincerely,

/s/ Brian J. Lane

Brian J. Lane

BJL/sga